INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

April 17, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 3 of the Registration Statement on Form S-1
Filed April 9, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated April 17, 2024, with respect to (i) our Amendment No. 3 of the Registration Statement on Form S-1 filed on April 9, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No.3 to Registration Statement on Form S-1Filed April 9, 2024

Item 16. Exhibits and Financial Statement Schedules, page F-1

1.        We note your response to our prior comment 2 and related revisions and reissue our comment with a clarification. Please revise to eliminate the label "unaudited" throughout pages F-3 through F-9 as they represent audited financial statements and related notes. See the bottom of pages F-3 through F-6 and Notes 2, 3, and 6 on pages F-7 through F-9.

Response:

Thank you for clarifying your comment. Language was revised on pages F-3 through F-9 to reflect the audited status.

General

2.        We note your response to prior comment 4 and reissue our comment in entirety. Please have your auditor provide an updated consent to reflect the appropriate report date and periods presented in the financial statements included in the filing.

Response:

The auditor updated the date of consent for the periods in this filing, Amendment 4. The audit letter relates to annual financials for years 2023 and 2022. Although BF Borgers CPA PC audited 2023 and 2022 financials, they were not retained until 2023.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer